UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  )

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☒           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

1ST CENTURY BANCSHARES, INC.
(Name of Registrant as Specified in Its Charter)

PALISAIR CAPITAL PARTNERS, L.P.
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒           No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

2008 ANNUAL MEETING OF STOCKHOLDERS
OF
1ST CENTURY BANCSHARES, INC.

SUPPLEMENT TO PROXY STATEMENT
OF
PALISAIR CAPITAL PARTNERS, L.P.

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Palisair Capital Partners, L.P. hereby supplements its proxy statement dated May 6, 2008 in connection with the annual meeting of stockholders of 1st Century Bancshares, Inc. (“1st Century”) scheduled to be held on Thursday, May 29, 2008, beginning at 5:00 p.m. local time, at 1st Century’s office located at 1875 Century Park East, Suite 100, Los Angeles, California 90067, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof.

SOLICITATION NOTICE

Pursuant to the Bylaws of 1st Century Bancshares, Inc., we are required to deliver to all stockholders a copy of our original solicitation notice (the “Solicitation Notice”) previously delivered to the Company.  A copy of the Solicitation Notice is set forth on the reverse side.

PALISAIR CAPITAL PARTNERS, L.P.
1900 Avenue of the Stars, Suite 303
Los Angeles, CA 90067

April 15, 2008

1st Century Bancshares, Inc.
1875 Century Park East, Suite 1400
Los Angeles, CA 90067
Attention: Corporate Secretary

Dear Sir:

In accordance with Article II, Section 5 of the Bylaws of 1st Century Bancshares, Inc. (the “Company”), Palisair Capital Partners, L.P. hereby affirmative states its intent to deliver to the Company’s stockholders a proxy statement and form of proxy to a sufficient number of holders of the Company’s voting shares to elect its nominee, Zachary James Cohen, to the Board of Directors of the Company at the 2008 annual meeting of stockholders or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

PALISAIR CAPITAL PARTNERS, L.P.

By:	PALISAIR CAPITAL, LLC, General Partner

By:	/s/ Zachary James Cohen
Name:	Zachary James Cohen
Title:	Managing Member